Offering Statement for
Ao1 Solutions Inc. (“Player's Health”)

Paul Riss: paul@netcapital.com

The Company

1. **What is the name of the issuer?**

   Ao1 Solutions Inc.

Eligibility

2. **The following are true for Ao1 Solutions Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Chris Pesigan

COO - Rugby - University of Notre Dame Chris Pesigan is a CPA (Certified Public Accountant) by trade. Before joining Player's Health, Chris was a financial auditor for Ernest & Young. He audited major insurance companies in Chicago and Midwest locations, performing essential audit functions for year-end clients. He manages the operations and finance for our company. 3 year working history: Employer: Player's Health Position: COO Dates: April 2016 - Present Employer: National Express, LLC Position: Charter Strategy and Planning Consultant Dates: November 2016 - Present Employer: National Express, LLC Position: Commerical Development Analyst Dates: February 2016 - October 2016 Employer: Rent Like a Champion Position: VP of Business Development/Director of Accounting and Finance Dates: Jan 2014 - December 2015

Kari Moxness

Director of Client Execution and Performance - Volleyball -University of Arizona Before joining Player's Health, Kari was a Sales Territory Manager at Cardinal Health and an Operations and Sales Associate at MedAssets where she built and sustained relationships with customers and ensured customer satisfaction and loyalty. Kari ensures that our sports organizations are properly on-boarded and are achieving risk management goals and deadlines.

Dylan Wong

Director of Customer Acquisition - Soccer - University of Macalister Dylan played soccer at Macalester College where he graduated with a degree in Economics. Dylan completed an internship with a private equity firm and was pursuing a career in finance when he decided to join Player's Health as Director of Customer Acquisition. Since then, Dylan has negotiated partnerships with entities like USPORTS in Canada and focused on growing the business from organic channels." Dylan has been working as the Director of Costumer Acquisition since June 2016.

Illia Pashkov

Creative Director Ilya is a creative technologist and a leader with a passion for innovative technologies & design. He developed the foundation of our brand, product design, and UI/UX. Ilya specializes in innovations and technologies, branding and identity, startups and new business development, art and creative direction, product design, and UI/UX. 3 year work history: Employer: Player's Health Position: Creative Director Dates: February 2015 - Present Employer: Tradelize Position: Chief Creative Technologist Dates: January 2017 - Present Employer: Halo Lab Position: VP of Business Development Dates: January 2016 - Present Employer: worth Position: Art/Creative Director Dates: September 2013 - Present

Otis Grigsby

General Counsel - Football - NFL Otis Grigsby is an attorney licensed to practice in Texas and Ohio. He focuses on trademark preparation and prosecution; technology transactions, including information technology and business process outsourcing transactions; software licensing and development arrangements; and other related corporate transactions. His practice also involves general corporate and securities law matters, including venture capital, mergers and acquisitions, securities offerings and SEC disclosure, reporting and compliance.Otis oversees all legal-related matters for Player's Health. Before practicing law, Mr. Grigsby played defensive end for the Minnesota Vikings, Carolina Panthers, Atlanta Falcons and Miami Dolphins.

Barnett Frank

Chief Medical Officer Barnett Frank Ph.D., ATC is a Postdoctoral Research Fellow in the Department of Exercise and Sport Science at the University of North Carolina - Chapel Hill. Barnett completed his doctoral studies in Human Movement Science with a specialization in musculoskeletal injury prevention at The University of North Carolina at Chapel Hill in 2016. Additionally, Barnett completed his studies in The Master of Arts Athletic Training program at UNC. He manages and runs the sports epidemiology efforts at Player's Health. 3 year work history: Employer: Player's Health Position: Chief Medical Officer Dates: June 2016 - Present Employer: The University of North Carolina at Chapel Hill Position: Postdoctoral Research Associate Dates: April 2015 - Present

Anastasia Kim

Anastasia leads the software development team at Player's Health. She is an experienced project manager with a demonstrated history of working in the information technology and services industry. Anastasia is skilled in requirements analysis, agile methodologies, mobile applications, quality assurance, and Software Development Life Cycle (SDLC). Anastasia is a strong program and project management professional with an Information Systems and Technologies B.A. from Rudny Industrial Institute. 3 year working history: Employer: Player's Health Position: Project Manager Dates: July 2017 - Present Employer: Devvela Position: Project Manager Dates: April 2015 - July 2017

Neil Mitchell

Director of Risk and Insurance Before joining Player's Health, Neil was a property & casualty insurance professional who worked for Marsh Canada Limited. At Marsh, Neil has progressed through the ranks of management and leadership. He has extensive experience in dealing with clients with significant national and international exposure and needs for traditional and alternative risk and insurance solutions. Neil was part of Marsh Canada's leadership team as a Managing Director and as a member of Marsh Canada's National Leadership Executive Committee. Neil is also a regular participant in insurance conferences as both a panel member and moderator. Neil is a married father of three adult children. Neil has a passion for helping those who are less fortunate as well as being active in the great outdoors. Neil has completed two Ironman triathlons and has done numerous multi-day endurance charity rides including the Sears National Kids Cancer Ride for the Coast to Coast Against Cancer Foundation. 3 year work history: Employer: Player's Health Position: Director of Risk and Insurance Dates: October 2017 - Present Employer: Marsh Canada Limited Position: Managing Director - National Consumer and Commerical Practice Leader (last held position) Dates: June 1991 - December 2017

Tyrre Burks

Tyrre was a standout college football player at Winona State University. Following his college career, Tyrre went on to play football professionally for a few years in Europe and the Canadian Football League. Unfortunately, injuries plagued his football career which concluded by the time he was 24 years old. Although injuries cut his football career short, Tyrre gained insight into a problem that needs to be solved, which led him to create Player's Health. Tyrre is the Founder and CEO of Player's Health since April 2015.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Tyrre Burks

Securities:	5,040,000
Class:	Common
Voting Power:	44.7%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

   Problem: Youth sports organizations are experiencing a significant increase in the liability for the failure to properly manage injuries, and protect athletes from staff misconduct and abuse. As a result, many organizations that appropriately implement health and safety measures are unfairly paying more for insurance each year, while insurance companies continue to lose money as they struggle to assign risk in the sports industry with accuracy. Solution: Player's Health solves the problem for sports organizations and insurers. Sports organizations lower their risk exposure by using the Player's Health risk management SaaS platform to help prevent, track and manage injuries, prevent abuse, coordinate and organize legal documentation, develop emergency action plans, and train staff on health, safety, and abuse issues while verifying when training is complete. Data related to sports organizations' use of Player's Health will allow us to price sports risk better than anyone and sell insurance through Player's Health Cover. Player's Health Cover is our e-brokerage that provides instant quotes on insurance (i.e., general liability, participant accident, catastrophic, D&O, crime, and event cancellation coverage) at up to a 20% discount. Business Model: Player's Health offers its risk management SaaS platform to sports organizations free of charge. Sports organizations will be required to implement and use the Player's Health platform to get the highest discounts on insurance. Player's Health will use data collected by the SaaS platform to underwrite insurance risk and create competitively priced products that are 100% backed by an insurance carrier. Player's Health receives 25% of paid premiums and returns a portion of the premiums depending on an organization's engagement with the platform and implementation of specified risk management protocols. Additionally, insurance carriers may provide discounts based on the implementation of the platform. Marketing/Sales Effort: Player's Health plans to market its services using (1) marketing automation tools; (2) affiliate marketing partnerships with sports registration companies, and social media influencers; (3) advertising on Facebook and YouTube; (4) search engine marketing; (5) word of mouth and (6) insurance broker distribution. We plan to maintain an efficient sales pipeline by asking the following questions to qualify leads: 1. Is the organization experiencing a safety/health-related challenge that requires a change? 2. Are we speaking with the organization's decision-maker? 3. What is the organization's buying process and do they expect to purchase insurance in the next 90 days?

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Ao1 Solutions Inc. speculative or risky:**
    1. As a sports health technology and insurance company, a significant data breach could disrupt our services, and cause a loss of data, assets, reputation, and ability to raise capital.
    2. We will be first to market with our business model, but we expect others to follow and bring significant resources with them. Increased competition could lead to higher customer acquisition costs and a reduction in potential market share.
    3. Our method of pricing risk is new and unproven at scale. Therefore, we may have greater exposure to significant underwriting losses than anticipated which may result in substantial losses in earnings.

4. Our estimate of capital needed to scale the company may be wrong. If it becomes difficult to raise venture capital in the next 12 to 15 months and the company needs to raise money, a lack of access to capital could cause the company to cease operations.

5. If the Company is unable to raise additional capital on acceptable terms, it may be unable to maintain sufficient growth, obtain necessary regulatory approvals or commercialize its products. The Company will require substantial future capital in order to continue to conduct research and development as well as marketing required to scale the business. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's business, financial condition and results of operations because the Company would be left without the capital required to complete product development, obtain regulatory approvals, or establish sales and marketing capabilities.

6. Because the Company has a history of operating losses, and expects to generate operating losses for the foreseeable future, it may not achieve profitability for some time, if at all. The Company is in an early stage of development and, therefore, has a limited history of operations.

7. The Company is faced with all of the risks associated with a company in the early stage of development. In addition, the Company's business is subject to numerous risks associated with a new company engaged in work with athletes tracking injuries. Such risks include, among other things, competition from well-established and well-capitalized companies and unanticipated development difficulties and risks associated with the need for regulatory approval. Because the Company is focused on product development, the Company has not generated significant product revenues to date. The Company has incurred losses each year of its operations and expects to continue to incur losses for the foreseeable future.

8. The process of developing the Company's products requires significant research and laboratory testing, preclinical testing and human clinical trials, as well as regulatory approvals, each of which is costly and does not result in revenues or profits. There can be no assurance that the Company will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.

9. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

10. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

11. The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

12. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

The Offering

Ao1 Solutions Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $106,999 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   We expect to use the proceeds to pay for two months of business operations expenses which include: payroll, software and server expenses, rent for office space, marketing expenses, and travel expenses. Payroll. Last month's payroll was $41,172, but the company expects to spend $33,000 each month for the next two months due to savings related to a change in team structure. Software and server expenses. Last month, the company spent $4,812 on software and servers necessary for operations, so we are reserving $5,000 a month for this category of expenses. Rent for office space. Our current office space rent is $2,537 per month, so we reserved $5,000 for this expense. Travel expenses. We are in the fundraising process, which requires a significant amount of travel for meetings with potential investors. We estimate that we will need $6,000 a month for fundraising-related travel, based on last month's expense of $5,767. Marketing. Our working budget for marketing is $3,000 per month, and we expect to continue to spend this over the next two months. Miscellaneous expenses. We are reserving $2,000 a month to pay for miscellaneous office expenses (e.g., trade show fees, utilities, and supplies).

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$106,999
Less: Offering Expenses	$490	$5,243
Net Proceeds	$9,510	$101,756
Payroll	$0	$66,000
Software for operations	$9,510	$10,000
Rent for office space	$0	$5,000
Fundraising travel expenses	$0	$12,000
Marketing	$0	$6,000
Miscellaneous expenses	$0	$2,757
Total Use of Net Proceeds	$9,510	$101,757

10. **How will the issuer complete the transaction and deliver securities to the investors?**

   In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Ao1 Solutions Inc. must agree that a transfer agent, which keeps records of our outstanding Common (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

   You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

   If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

   We are issuing Securities at an offering price of $0.88 per share.

14. **Do the securities offered have voting rights?**

   The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

   You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common	13,000,000	8,082,009	No	
Preferred	1,000,000	864,181	No	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Options	Exercise price of $0.03358 expiring in August 2021.	2,334,336

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    The existing convertible debt is subject to conversion into equity under certain circumstances. If such debt is converted, Netcapital shareholders will be diluted by that conversion. New shareholders will also be diluted by the conversion of preferred stock into common stock, which currently is available on a 1-for-1 basis. Preferred shareholders also have a liquidation preference over holders of common stock. Please refer to the articles of incorporation for a detailed description of the rights, preferences, powers, privileges and restrictions held by the preferred shareholders.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's Bylaws can be amended by the shareholders of the Company, and Directors can be added or removed by shareholder vote. As minority owners, the Netcapital investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

Netcapital investors should be aware of the risks related the following potential corporate actions: • The issuance of additional shares of our common stock will dilute the ownership of the Netcapital investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. • If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our membership units would decline. • A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. • We may need to renegotiate our related-party debt if our related-party lenders demand that we begin making principal or interest payments. Any renegotiation may be on less favorable terms or may require that we refinance the related-party debt. We may need to raise additional funds through public or private debt or sale of equity to pay the related-party debt. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable. If we are unable to obtain financing on reasonable terms, or, if our related-party lenders do not continue to cooperate with us, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by manager(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Adam Paris
Amount Outstanding:	$150,000
Interest Rate:	8.0%
Maturity Date:	November 1, 2017

Other Material Terms:

Upon a qualified financing (a sale of over $1 million of preferred securities) this note will convert into equity at the same price per share as that qualified financing, with a 20% discount, subject to a maximum valuation of $3,000,000.

Creditor(s):	Gilbert Ave Ventures
Amount Outstanding:	$30,000
Interest Rate:	8.0%
Maturity Date:	November 1, 2017

Other Material Terms:

Upon a qualified financing (a sale of over $1 million of preferred securities) this note will convert into equity at the same price per share as that qualified financing, with a 20% discount, subject to a maximum valuation of $3,000,000.

Creditor(s):	Gener8tor Fund
Amount Outstanding:	$70,000
Interest Rate:	8.0%
Maturity Date:	November 1, 2017

Other Material Terms:

Upon a qualified financing (a sale of over $1 million of preferred securities) this note will convert into equity at the same price per share as that qualified financing, with a 20% discount, subject to a maximum valuation of $3,000,000.

Creditor(s):	Dan Burns
Amount Outstanding:	$150,000
Interest Rate:	8.0%
Maturity Date:	November 1, 2017

Other Material Terms:

Upon a qualified financing (a sale of over $1 million of preferred securities) this note will convert into equity at the same price per share as that qualified financing, with a 20% discount, subject to a maximum valuation of $3,000,000.

Creditor(s):	Ross Leinweber
Amount Outstanding:	$25,000
Interest Rate:	8.0%
Maturity Date:	November 1, 2017

Other Material Terms:

Upon a qualified financing (a sale of over $1 million of preferred securities) this note will convert into equity at the same price per share as that qualified financing, with a 20% discount, subject to a maximum valuation of $3,000,000.

Creditor(s):	Vue Ventures
Amount Outstanding:	$350,000
Interest Rate:	8.0%
Maturity Date:	November 1, 2017

Other Material Terms:

Upon a qualified financing (a sale of over $1 million of preferred securities) this note will convert into equity at the same price per share as that qualified financing, with a 20% discount, subject to a maximum valuation of $3,000,000.

Creditor(s):	David Mcfarland
Amount Outstanding:	$25,000
Interest Rate:	8.0%
Maturity Date:	November 1, 2017

Other Material Terms:

Upon a qualified financing (a sale of over $1 million of preferred securities) this note will convert into equity at the same price per share as that qualified financing, with a 20% discount, subject to a maximum valuation of $3,000,000.

Creditor(s):	Paul Johnson
Amount Outstanding:	$25,000
Interest Rate:	8.0%
Maturity Date:	December 1, 2017

Other Material Terms:

Upon a qualified financing (a sale of over $1 million of preferred securities) this note will convert into equity at the same price per share as that qualified financing, with a 20% discount, subject to a maximum valuation of $3,000,000.

Creditor(s):	Brian May
Amount Outstanding:	$25,000

Interest Rate:	8.0%
Maturity Date:	November 1, 2017
Other Material Terms:	

Upon a qualified financing (a sale of over $1 million of preferred securities) this note will convert into equity at the same price per share as that qualified financing, with a 20% discount, subject to a maximum valuation of $3,000,000.

Creditor(s):	Bjorn Stansvik
Amount Outstanding:	$50,000
Interest Rate:	8.0%
Maturity Date:	November 1, 2017
Other Material Terms:	

Upon a qualified financing (a sale of over $1 million of preferred securities) this note will convert into equity at the same price per share as that qualified financing, with a 20% discount, subject to a maximum valuation of $5,000,000.

Creditor(s):	Darren Cotter
Amount Outstanding:	$50,000
Interest Rate:	8.0%
Maturity Date:	January 1, 2018
Other Material Terms:	

Upon a qualified financing (a sale of over $1 million of preferred securities) this note will convert into equity at the same price per share as that qualified financing, with a 20% discount, subject to a maximum valuation of $5,000,000.

Creditor(s):	Nick Greisen
Amount Outstanding:	$30,000
Interest Rate:	8.0%
Maturity Date:	March 1, 2018
Other Material Terms:	

Upon a qualified financing (a sale of over $1 million of preferred securities) this note will convert into equity at the same price per share as that qualified financing, with a 20% discount, subject to a maximum valuation of $5,000,000.

Creditor(s):	Dan Burns
Amount Outstanding:	$70,000
Interest Rate:	8.0%
Maturity Date:	March 1, 2018
Other Material Terms:	

Upon a qualified financing (a sale of over $1 million of preferred securities) this note will convert into equity at the same price per share as that qualified financing, with a 20% discount, subject to a maximum valuation of $5,000,000.

Creditor(s):	Raviv Shah
Amount Outstanding:	$37,500
Interest Rate:	8.0%
Maturity Date:	March 1, 2018

Other Material Terms:

Upon a qualified financing (a sale of over $1 million of preferred securities) this note will convert into equity at the same price per share as that qualified financing, with a 20% discount, subject to a maximum valuation of $5,000,000.

Creditor(s):	Mia Moe
Amount Outstanding:	$50,000
Interest Rate:	8.0%
Maturity Date:	November 1, 2018

Other Material Terms:

Upon a qualified financing (a sale of over $1 million of preferred securities) this note will convert into equity at the same price per share as that qualified financing, with a 20% discount, subject to a maximum valuation of $5,000,000.

Creditor(s):	Jason Giles
Amount Outstanding:	$60,000
Interest Rate:	8.0%
Maturity Date:	April 1, 2019

Other Material Terms:

Upon a qualified financing (a sale of over $1 million of preferred securities) this note will convert into equity at the same price per share as that qualified financing, with a 20% discount, subject to a maximum valuation of $5,000,000.

Creditor(s):	E7 Holdings
Amount Outstanding:	$100,000
Interest Rate:	1.2%
Maturity Date:	January 1, 2019

Other Material Terms:

Creditor(s):	Raviv Shah
Amount Outstanding:	$12,500
Interest Rate:	8.0%
Maturity Date:	June 30, 2017

Other Material Terms:

Upon a qualified financing (a sale of over $1 million of preferred securities) this note will convert into equity at the same price per share as that qualified financing, with a 20% discount, subject to a maximum valuation of $5,000,000.

25. **What other exempt offerings has Ao1 Solutions Inc. conducted within the past three years?**

Date of Offering:	08/2015
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$20,000
Use of Proceeds:	For business operations.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Previously, the company raised a $1.8 million seed round on a convertible note. Additionally, as a member of the Techstars Boulder 2018 class, the company raised an additional $20,000 though a sale of common stock. The proceeds of the current offering are to extend a bridge round into our Series A round. This offering will give the company an additional two months of operating capacity at the current spend - our current available cash will allow us to operate at full capacity for one month. We are separately raising an additional $200,000 to close our bridge round of financing. Additionally, our founder plans to loan the company $50,000, which is not included in our calculation of available cash. All funds are expected to be used for business operations once received. We are now in earnest conversations with multiple strategic insurance investors and venture capital funds, and we expect to close the Series A round within the next 3-5 months. We lost $766,267 in the year ended May 31, 2016, as compared to a loss of $395,438 in the year ended May 31, 2017. In fiscal 2016, we incurred various costs to build our business that we did not need to repeat in fiscal 2017. For example, legal and professional fees in fiscal 2016 amounted to $151,266, as compared to only $54,340 in fiscal 2017. Also, our outsourced web development expense decreased by $131,547 in fiscal 2017 to $30,527, as compared to $162,074 in fiscal 2016 as we slowed development in 2017 and towards the end of 2017, into 2018 pulled developers in-house. Current development resources are trending around $180,000-200,000 for the fiscal 2018 year. Revenue is trending at the same pace as 2017 with a modest 0-5% growth as the team has shifted focus to the roll out of the current insurance offering strategy instead of selling the Player's Health platform. We estimate our current cash burn to be between $50,000 and $60,000 per month in 2018.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

Taxes

Total Income	Taxable Income	Taxes Paid
$60,684	($553,740)	$0

See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
        1. at the time of the filing of this offering statement bars the person from:
            1. association with an entity regulated by such commission, authority, agency or officer?
            2. engaging in the business of securities, insurance or banking?
            3. engaging in savings association or credit union activities?

        2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Ao1 Solutions Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

    The following documents are being submitted as part of this offering:

    Governance:

    | Certificate of Incorporation: | certificateofincorporation.PDF |
    | Corporate Bylaws: | corporatebylaws.PDF |

    Opportunity:

    | Offering Page JPG: | offeringpage.jpg |

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: www.playershealth.com

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    - the issuer liquidates or dissolves its business in accordance with state law.